NEWS RELEASE 05-23	August 22, 2005

FRONTEER AIMS TO DEEPEN MICHELIN URANIUM DEPOSIT

Fronteer (FRG-TSX/AMEX) announces today that its 57% owned subsidiary, Aurora Energy, has started a 13,000 metre, 40 hole drill program on its 780 square kilometre uranium portfolio in Labrador, Canada. This is part of an ongoing $5.0 million exploration program operated by Fronteer.

Drilling will initially focus on verifying and expanding the historic Michelin Uranium Deposit, which starts at surface, and remains open and untested below 250 metres depth. The existing Michelin Deposit is host to a historic resource of 18.3 million pounds of uranium contained in 6.4 million tonnes at an average grade of 0.13% U3O8.

For a detailed long section map of the Michelin A-Zone and Fronteer’s proposed drill holes, please go to the following URL: www.fronteergroup.com/i/ir/Mich_A_comp.pdf.

A recent compilation of 308 historical drill holes from Michelin strongly suggests that uranium mineralization continues below the current limits of the historical resource. In fact, many of the deepest holes at Michelin intersected the widest and highest grade uranium mineralization. For example, drill Hole M-76-128 intersected 0.18% U3O8 over a true width of 13.7 metres at a vertical depth of 240 metres.

In terms of pounds, 0.18% U3O8 contains 3.96 pounds of U3O8 per tonne, which has a value per tonne of US$119 using the current uranium price of US$30 per pound.

Other historical drill hole highlights from Michelin, which are all true widths, include:

  M-76-154, which intersected 28.35m @ 0.13% U3O8
  M-70-92, which intersected 11.28m @ 0.16% U3O8
  M-80-81, which intersected 19.35m @ 0.18% U3O8
  M-69-41, which intersected 3.29m @ 0.75% U3O8

According to Fronteer President and CEO, Dr Mark O’Dea, “The Michelin Deposit evolved into a significant resource from a surface outcrop that was only 6.7 metres wide and 50 metres long. This year we’ve discovered zones of outcropping uranium mineralization that are very similar in size to Michelin’s discovery outcrop, and are associated with much larger airborne uranium anomalies.”

Drilling at Michelin will be followed by drilling at two other key target areas – Otter Lake and Jacques Lake, both of which have never been drill tested before, and are the two largest airborne radiometric anomalies in the Labrador Property holdings of Aurora. To view these target areas please use the following link. http://www.fronteergroup.com/i/IR/2005ExplorationCMB.jpg

Uranium resources referred to for the Michelin Deposit are historical in nature. They were calculated by Brinex in the 1970s and are not compliant with National Instrument 43-101. The historical calculations include reserves in the proven, probable and possible categories, and were based upon extensive diamond drilling and underground sampling. Fronteer has not undertaken any independent investigation of the resource estimate nor has it independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon. However, Fronteer believes that these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration. Ian Cunningham-Dunlop, P.Eng, is the Qualified Person for Fronteer on this project.

In addition to uranium, Fronteer is actively drilling two advanced stage gold projects in western Turkey that are under option to Fronteer from Teck Cominco Limited.

The Company also has four exploration crews working in Chiapas, Mexico advancing twelve, 100% Fronteer owned gold projects.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, is the Qualified Person for Fronteer on this project.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.